UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Optex Systems Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68384X209

(CUSIP Number)

November 4, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons Henry Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 445,000 shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 445,000 shares
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Henry Partners, L.P. – 445,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.3% for Henry Partners, L.P.
12.	Type of Reporting Person (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 3 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons Matthew Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 350,000 shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 350,000 shares
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Matthew Partners, L.P. – 350,000 shares;
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 4.1% for Matthew Partners, L.P.
12.	Type of Reporting Person (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 4 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons Henry Investment Trust, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒* (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 795,000 shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 795,000 shares
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* Henry Investment Trust, L.P. – 795,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.4% for Henry Investment Trust, L.P.
12.	Type of Reporting Person (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 5 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons David W. Wright
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒* (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 830,100 shares (including 35,100 shares held individually by Mr. Wright)*
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 830,100 shares (including 35,100 shares held individually by Mr. Wright)*
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 830,100 shares (including 35,100 shares held individually by Mr. Wright)*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8% for David W. Wright (including 0.4% owned individually by Mr. Wright)
12.	Type of Reporting Person (See Instructions) PN

*

David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

Schedule 13G	Page 6 of 11 Pages

CUSIP NO. 68384X209

Item 1.(a)	Name of Issuer:

Optex Systems Holdings, Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

1420 Presidential Drive,

Richardson, TX 75081

Item 2.(a)	Name of Person Filing:

(1)	Henry Partners, L.P.

(2)	Matthew Partners, L.P.

(3)	Henry Investment Trust, L.P.

(4)	David W. Wright

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

(1)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

(2)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

(3)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

(4)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

Item 2.(c)	Citizenship:

(1)	Delaware

(2)	Delaware

(3)	Pennsylvania

(4)	Pennsylvania

Item 2.(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2.(e)	CUSIP Number:

68384X209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Schedule 13G	Page 7 of 11 Pages

CUSIP NO. 68384X209

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The reporting persons are filing this Schedule 13G pursuant to the provisions of Rule 13d-1(h), after previously reporting on Schedule 13D, by virtue of the provisions of Rule 13d-1(c). The aggregate percentage of Shares reported owned by each person named herein is based upon 8,436,422 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2019. As of November 4, 2019, Henry beneficially owned 445,000 Shares, constituting approximately 5.3% of the Shares outstanding, Matthew beneficially owned 350,000 Shares, constituting approximately 4.1% of the Shares outstanding, and Mr. Wright beneficially owned 35,100 Shares for an aggregate ownership of Henry, Matthew and Mr. Wright of 830,100 Shares, constituting 9.8% of the Shares outstanding. Mr. Wright, as President of the sole general partner of HIT, which is the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.

Each of Mr. Wright, Canine Partners, LLC and Henry Investment Trust, L.P. disclaims beneficial ownership of the Shares reported, except to the extend to their respective pecuniary interest in such Shares.

Henry Investment Trust, L.P. is the general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of Canine Partners, LLC, the general partner of Henry Investment Trust, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their general partner and David W. Wright.

(a)	Amount beneficially owned:

(1)	445,000 shares

(2)	350,000 shares

(3)       795,000 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4)	830,100 shares (including 35,100 shares held individually by Mr. Wright).

Schedule 13G	Page 8 of 11 Pages

CUSIP NO. 68384X209

(b)	Percent of Class:

(1)	5.3%

(2)	4.1%

(3)	9.4%

(4)	9.8% (including 0.4% held individually by Mr. Wright)

(c)	Number of Shares as to which the person has:

i.	Sole power to vote or to direct the vote:

(1)	445,000 shares

(2)	350,000 shares

(3)       795,000 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4)	830,100 shares (including 35,100 shares held individually by Mr. Wright)

ii.	Shared power to vote or to direct the vote:

(1)	-0-

(2)	-0-

(3)	-0-

(4)	-0-

iii.	Sole power to dispose or to direct the disposition of:

(1)	445,000 shares

(2)	350,000 shares

(3)       795,000 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4)       830,100 shares (including 35,100 shares held individually by Mr. Wright).

iv.	Shared power to dispose or to direct the disposition of:

(1)	-0-

(2)	-0-

(3)	-0-

(4)	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Schedule 13G	Page 9 of 11 Pages

CUSIP NO. 68384X209

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 10 of 11 Pages

CUSIP NO. 68384X209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: November 5, 2019	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: November 5, 2019	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: November 5, 2019	By:	/s/ David W. Wright
David W. Wright,
President

Date: November 5, 2019	/s/ David W. Wright
David W. Wright

Schedule 13G	Page 11 of 11 Pages

CUSIP NO. 68384X209

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Amendment No. 1 to Schedule 13G (the “Schedule 13G”), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 5th day of November, 2019.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

/s/ David W. Wright
David W. Wright